Amy M. Trombly, Esq.                                  amy@tromblybusinesslaw.com

January  26,  2005

Delivered  by  electronic  submission  via  EDGAR

United  States  Securities  and  Exchange  Commission
Division  of  Corporate  Finance,  Mail  Stop  4-6
Washington,  D.C.  20549

Attn:  Mr.  Robert  Burnett

RE:  FTS  Group,  Inc.
       Item  4.01  Form  8-K/A  filed  November 9, 2004, as amended November 19,
       2004
       File  No.  0-24829

Ladies  and  Gentlemen:

On behalf of FTS Group, Inc. (the "Company"), I enclose for filing under the Securities Act of 1933, as amended, an amendment to the Current Report on Form
8-K,  File  No.  0-24829

The amendment to the Current Report on Form 8-K contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the "Staff") in their letter dated January 13, 2005. Set forth below are the Company's responses to the Staff's comments.

The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Comment  1.
-----------

In your response to our November 16, 2004 comment letter you told us that as of November 19, 2004 you were unable to obtain the required letter from R.E. Bassie & Co. to be filed as Exhibit 16 to your Form 8-K. We note that you have not filed a further amendment with the required letter. Please either file the letter if you have received it or file an amendment to your Form 8-K stating that you have been unable to obtain such a letter. A brief explanation of what you have done to obtain the letter and the reason why you have been unable to obtain it, if known, should be included in your amended Form 8-K.


Response  1.
------------
The Company continued to periodically request the letter from R.E. Bassie & Co. since November 19, 2004. On January 24, 2005, R.E. Bassie & Co. provided the required letter. The Company amended its Form 8-K to file the letter on EDGAR.

Please call the undersigned with any questions or comments regarding this letter, the Current Report on Form 8-K or other matters related to the filing.

Sincerely,

/s/  Amy  Trombly

Amy  Trombly,  Esq.

cc:     Scott  Gallagher,  FTS  Group,  Inc.